May 27, 2005


      Mail Stop 4561

Kirby D. Cochran
Chairman and Chief Executive Officer
Castle Arch Real Estate Investment Company, LLC
9595 Wilshire, Penthouse 1000
Beverly Hills, CA 90212

Re:	Castle Arch Real Estate Investment Company, LLC
	Form 10/A-1
	File No. 0-51230
      Filed May 17, 2005

Dear Mr. Cochran:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities
Exchange
Act of 1934, the rules and regulations under that Act, and the requirements of the form. For example, it appears your filing should include updated interim financial statements for the most recent quarterly period pursuant to Rule 3-12 of Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	You are advised that the registration statement will become effective through operation of law on May 31, 2005, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.
							Sincerely,



							Karen Garnett
							Assistant Director

cc:	David Hunt, Esq. (via facsimile)